SOLARIS MEDIA, INC.

DECEMBER 31, 2019

TABLE OF CONTENTS

MOSES AND SCHREIBER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

GREGORY S. ROM
GARY E. SCHREIBER

MELVIN SCHREIBER
DAVID L. MOSES

ONE HUNTINGTON QUADRANGLE
SUITE – 3N05
MELVILLE, NEW YORK 11747

To Management
Solaris Media, Inc.
Huntington, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Solaris Media, Inc. (an S corporation), which comprise the statement of assets, liabilities, and equity—tax basis as of December 31, 2019 and the related statements of revenues, expense, and retained earnings—tax basis for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

Basis of Accounting

We draw attention to Note A of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Moses & Schreiber LLP

Melville, New York
January 7, 2022

PHONE: (516) 352-7700 / FAX: (516) 352-7297 / E-MAIL: CPA@MOSESANDSCHREIBER.COM
WEBSITE: HTTP://WWW.MOSESANDSCHREIBER.COM


SOLARIS MEDIA, INC.
STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDER'S EQUITY
DECEMBER 31, 2019


ASSETS

CURRENT ASSETS				
Cash	$	136		
TOTAL CURRENT ASSETS			$	136
TOTAL ASSETS			$	136

LIABILITIES

CURRENT LIABILITIES			
Due from affiliate	24,227		
TOTAL CURRENT LIABILITIES			24,227
TOTAL LIABILITIES			24,227

STOCKHOLDER'S EQUITY			
Accumulated deficit	(24,091)		
TOTAL STOCKHOLDER'S EQUITY			(24,091)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$	136

The accompanying notes are an integral part of these statements.

SOLARIS MEDIA, INC.
STATEMENT OF REVENUES, EXPENSES AND STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

INCOME

Advertising revenue	$ 4,000		
TOTAL INCOME		$	4,000
EXPENSES			
Bank charges & fees	280		
Contractors	4,000		
Office expenses	700		
TOTAL EXPENSES			4,980
NET LOSS			(980)
STOCKHOLDER'S EQUITY, BEGINNING OF YEAR			(23,111)
STOCKHOLDER'S EQUITY, END OF YEAR		$	(24,091)

The accompanying notes are an integral part of these statements.

SOLARIS MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (980)	
Adjustmentsto reconcile net income to net cash provided by operations		
(Increase) decrease in:	(295)	
Accounts Payable		
NET CASH USED BY OPERATING ACTIVITIES		$ (1,275)
NET DECREASE IN CASH		(1,275)
CASH AT BEGINNING OF YEAR		1,411
CASH AT END OF YEAR		$ 136

The accompanying notes are an integral part of these statements.

SOLARIS MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Solaris Media, Inc. ("the Company") an "S" Corporation, organized in the state of New York located in Huntington, New York, commenced operations on December 14, 2012. The Company creates and produces content including film, television, and web series. The Company also manages an e-commerce site called Mission Control where they sell NASA merchandise.

Method of accounting

The accompanying financial statements are prepared on the same accounting basis as used for federal tax purpose.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of December 31, 2019, the Company's cash and cash equivalents were deposited at TD Bank.

Use of Estimates

Solaris Media, Inc. prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect certain reported assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of public support, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limit. Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash deposits. Accounts at TD Bank are insured by the FDIC up to certain limits. At December 31, 2019 the Company had $-0- with TD Bank in excess of FDIC insured limits.

1. NATURE OF BUSINESS ACTIVITY AND
    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes
The Company, with consent of its shareholder, is organized as a Subchapter S Corporation. Under such election, the Company does not pay federal or state income taxes on its taxable income. Instead, the shareholder is liable for individual federal and state income taxes on his respective share of the Company's taxable income. The Company is liable for special New York State franchise tax, which is intended to close the gap between the state's personal and corporate income taxes.

2. RELATED PARTY TRANSACTIONS

Trinity Holdings is a company owned by the stockholder, Gregory O'Connor. The Company acquired a loan with Trinity Holdings for help with the daily operations of the company. The loan is in the amount of $24,227. The company plans to pay it back in a timely manner.

3. SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through January 7, 2022, the date these financial statements were available to be issued. In late 2019, a novel strain of coronavirus, COVID-19, emerged globally. As the COVID-19 coronavirus continues to spread in the United States and around the world, the Firm may experience disruptions that could severely impact its ability to carry out its activities. The impact of the outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact the Firm will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These future developments and factors include but are not limited to, the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, supply chain and transportation disruptions, social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the virus. Due to these factors and other currently unknown factors that may come to light if this coronavirus outbreak and any associated protective or preventative measures expand, as of the date of the accountant's report, the Firm cannot reasonably estimate the impact to its activities, revenues, financial condition or results of operations; however, such impact could be significantly negative.